UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

________________________________________________________________________

Virtus Oil & Gas Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

92834V100

(CUSIP Number)

Rupert Ireland

1515 7th Street, Suite 59
Santa Monica, CA 90401

(281) 806-5000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 26, 2014

(Date of Event Which Requires Filing of this Statement)

________________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP ID NO. 92834V100
1	Names of Reporting Persons		Rupert Ireland
2	Check the Appropriate Box if a Member of a Group		(a) ___ (b) ___
3	SEC Use Only
4	Source of Funds		PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		Great Britain
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power	28,000,000
	8	Shared Voting Power	0
	9	Sole Dispositive Power	28,000,000
	10	Shared Dispositive Power	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person		28,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11)		57.37%
14	Type of Reporting Person		IN, HC

Item 1. Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Common Stock”), of Virtus Oil & Gas Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1517 San Jacinto Street, Houston, Texas 77002.

Item 2. Identity and Background.

(a)	Rupert Ireland (“Ireland”) is the person filing this statement.

(b)	Ireland’s personal address is 1515 7th Street, Suite 59, Santa Monica, California 90401.

(c)	Ireland serves as the President, Chief Executive Officer, Secretary and Treasurer of the Company.

(d)	Ireland has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Ireland has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ireland is a citizen of Great Britain.

Item 3. Source and Amount of Funds or Other Consideration.

Ireland acquired 28,000,000 shares of Common Stock (the “Shares”) owned by Daniel M. Ferris (“Ferris”), representing approximately 57.37% of the issued and outstanding shares of Common Stock of the Company, for a purchase price of $2,000,000 in accordance with the terms of that certain Stock Purchase Agreement, dated as of June 20, 2014 (the “Purchase Agreement”). The transfer of the Shares was effective on June 26, 2014. Ireland purchased the Shares by paying the amount of $180,000 at closing and issuing an unsecured promissory note in the principal amount of $1,820,000, bearing interest at a rate of five percent (5%) per annum, with the entire principal balance and all accrued interest thereon due and payable on June 26, 2016. Ireland used his personal funds to purchase the Shares. In connection with the Purchase Agreement, Ireland executed a Lock-Up Agreement dated June 26, 2014 (the “Lock-Up Agreement”), pursuant to which Ireland agreed that until June 26, 2016, he will not offer, sell, pledge or dispose of the Shares, or enter into any such transaction, swap, hedge or other arrangement, without the prior written consent of Ferris.

Item 4. Purpose of Transaction.

The purpose of the transactions contemplated by the Purchase Agreement was to complete the sale of Ferris’ controlling interest in the Company to Ireland. As disclosed in an Information Statement on Schedule 14F-1 filed by the Company on July 1, 2014 (the “Information Statement”), Ferris resigned as a director of the Company, to be effective 10 days after the mailing of the Information Statement to the stockholders of the Company. In addition, Ferris appointed Ireland as a director of the Company, to be effective as of Ferris’ resignation as a director, to serve until the next annual meeting of the stockholders of the Company. As disclosed in the Company’s Current Report on Form 8-K filed on May 13, 2014, Ferris resigned from his position as President, Chief Executive Officer, Secretary and Treasurer of the Company, and in his capacity as sole director of the Company, appointed Ireland to serve as President, Chief Executive Officer, Secretary and Treasurer of the Company.

In connection with Ireland’s appointment as President and Chief Executive Officer, the Company entered into an Employment Agreement, dated as of May 13, 2014 (the “Employment Agreement”), with Ireland. Pursuant to the Employment Agreement, Ireland is entitled to receive up to 3,000,000 shares of the Company’s Common Stock, to be issued in increments of 1,000,000 shares on May 13 in 2015, 2016 and 2017, if Ireland continues to be employed by the Company. A copy of the Employment Agreement is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2014 and is incorporated herein by reference.

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Item 5. Interest in Securities of the Issuer.

(a)	Ireland owns of record and beneficially 28,000,000 shares of Common Stock, representing 57.37% of the issued and outstanding shares of Common Stock of the Company. Pursuant to the Employment Agreement, Ireland is entitled to receive 3,000,000 shares of Common Stock in increments of 1,000,000 shares on May 13 in 2015, 2016 and 2017.

(b)	Ireland has the sole power to vote or to direct the vote all of the shares held by him and has the sole power to dispose of or to direct the disposition of all of the shares held by him. Pursuant to the Lock-Up Agreement, Ireland agreed not to sell, pledge or dispose of the Shares until June 26, 2016, without the prior written consent of Ferris.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 3 regarding the promissory note and the Lock-Up Agreement is incorporated herein by reference, and the information in Item 4 regarding the anticipated change in the composition of the board of directors of the Company is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement dated as of June 20, 2014 by and between Daniel M. Ferris, as the seller, and Rupert Ireland, as the purchaser.

Exhibit 2 - Promissory Note dated as of June 26, 2014, issued by Rupert Ireland, payable to the order of Daniel M. Ferris.

Exhibit 3 - Lock-Up Agreement dated June 26, 2014 executed by Rupert Ireland.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Rupert Ireland

Rupert Ireland

Date: July 8, 2014

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Exhibit 1

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of the 20th day of June, 2014, is made and entered into by and between Daniel M. Ferris, as the seller (“Seller”), and Rupert Ireland (“Ireland”), as the purchaser.

WHEREAS, Seller desires to sell to Ireland, and Ireland desires to purchase from Seller, Twenty-Eight Million (28,000,000) shares (the “Shares”) of the common stock, $0.001 par value per share (“Common Stock”), of Virtus Oil and Gas Corp., a Nevada corporation (the “Company”);

WHEREAS, the Shares constitute all of the shares of Common Stock owned by Seller; and

WHEREAS, Seller and Ireland have agreed to provide for the purchase and sale of the Shares in the manner set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Ireland hereby agree as follows:

1. PURCHASE AND SALE OF SHARES.

1.1 Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell to Ireland, and Ireland agrees to purchase from Seller, all right, title and interest in and to the Shares, free and clear of all liens, encumbrances, mortgages, pledges, security interests, restrictions and charges of any kind or character (collectively, “Liens”).

1.2 Consideration. The aggregate purchase price for the Shares is Two Million Dollars ($2,000,000.00), to be paid in United States Dollars (the “Purchase Price”), by (a) paying One Hundred Eighty Thousand Dollars ($180,000) at Closing, and (b) issuing a promissory note, in the form attached as Exhibit A to this Agreement (the “Promissory Note”). In consideration of the sale of the Shares by Seller, Ireland shall deliver the Purchase Price at the Closing in accordance with Section 2 below.

2. CLOSING.

2.1 Date, Time and Place of Closing. The execution of this Agreement and the closing of the sale of the Shares (the “Closing”) will take place by facsimile or email transmission, with signed originals to be provided by overnight delivery, at 10:00 a.m., local Dallas, Texas time on June 26, 2014, or at such other date, time or place as may be mutually agreed to by Ireland and Seller (the “Closing Date”).

2.2 Payment of Purchase Price. At the Closing, Ireland shall (a) pay the cash portion of the Purchase Price by wire transfer of immediately available funds to an account designated by Seller, and (b) and execute and deliver the Promissory Note, evidencing the obligation of Ireland to pay to the order of Seller an aggregate principal amount equal to One Million Eight Hundred Twenty Thousand Dollars ($1,820,000).

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2.3 Closing Procedures.

(a) At the Closing, Seller will deliver to Ireland (or to his designee), (i) Stock Certificate No. 129, dated December 2, 2013, representing the Shares, duly endorsed by Seller, (ii) an executed and notarized stock power, together with such other instruments as may be reasonably requested by the Company’s transfer agent to effect the sale and transfer of the Shares to Ireland, (iii) a written resignation from his position as a director of the Company, effective as of the date provided in Section 2.3(c), (iv) all existing minute books, share transfer records, corporate seals and other materials relating to the corporate administration and governance of the Company, and (v) any other documents that may be necessary to transfer the Shares to Ireland, free and clear of all Liens (collectively, the “Transfer Documents”).

(b) At the Closing, subject to his receipt of the Transfer Documents, Ireland will deliver the Promissory Note to Seller. The delivery of the Transfer Documents and the Promissory Note shall be deemed to take place simultaneously.

(c) Seller will submit his resignation as a director of the Company, to be effective upon the earliest day permissible under the applicable time periods and regulations imposed by the Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority, federal securities laws and any other laws or regulations by which the Company may be governed.

3. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to Ireland as follows:

3.1 Due Authorization. Seller has full capacity, right and authority to enter into this Agreement and to carry out his obligations hereunder. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against him in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

3.2 No Conflicts or Consents. The execution and delivery by Seller of this Agreement, and the performance of his obligations hereunder, including, without limitation, the transfer and sale of the Shares from Seller to Ireland, do not and will not (a) conflict with, violate or cause a default under any agreement, judgment, license, order or permit applicable to or binding upon Seller, including, without limitation, any shareholders agreement, voting agreement, right of first refusal agreement or similar agreement concerning the Shares, (b) result in the acceleration of any indebtedness owed by Seller, or (c) result in or require the creation of any Lien upon the Shares, or any assets or properties of Seller. No consent, approval, authorization or order of, and no notice to or filing with, any tribunal or third party is required in connection with the execution, delivery or performance by Seller of this Agreement, the transfer and sale of the Shares from Seller to Ireland or the consummation by Seller of the transactions contemplated hereby.

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3.3 Title to Shares. Seller has sole legal, nominal and beneficial ownership and title to the Shares, free and clear of all adverse interests, claims and Liens, and has the sole right to vote or direct the voting of the Shares. The delivery of the certificate or certificates representing the Shares owned by the Seller, as issued by the transfer agent in the name of Ireland or duly endorsed or accompanied by duly executed stock powers, will transfer to Ireland good and indefeasible title to the Shares, free and clear of all Liens, proxies, encumbrances and claims of every kind. There are no pending or threatened notices, suits, claims or judgments against or relating to the Shares, or relating to violations of laws or any other matters, which may result in an obligation or liability on Ireland after the closing of the transactions contemplated hereby or which have created or might in the future create a Lien or adverse claim against the Shares, that have not been corrected or disclosed in writing to Ireland, nor are there any threats thereof known to Seller.

3.4 Other Agreements. Other than this Agreement, Seller is not a party to any contract or agreement of any kind or nature whatsoever which will be enforceable against Ireland after the closing of the transactions contemplated hereby.

3.5 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all necessary corporate power and authority to own or lease its assets and to carry on its business as now being conducted and presently proposed to be conducted. There has been no amendment of the Company’s Articles of Incorporation or Bylaws that is not reflected in the Company’s filings with the SEC. The Company has no subsidiaries and no equity interests in any corporation, partnership, joint venture or other entity.

3.6 DTC; Listing. The shares of Common Stock of the Company are eligible to be settled through the Depository Trust Company.

3.7 SEC Documents. The Company has filed with the SEC all reports, statements, schedules and other documents (collectively, the “SEC Documents”) required to be filed by it pursuant to the Securities Act of 1933, as amended from time to time (the “Securities Act”), and the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, except that certain current reports may not have been timely filed. None of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements included in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Except (a) as may be indicated in the notes to the Financial Statements or (b) in the case of the unaudited interim statements, as permitted by Form 10-Q under the Exchange Act, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present in all material respects the consolidated and consolidating financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end adjustments and footnotes). Except as set forth in the Financial Statements filed with the SEC prior to the date hereof, the Company has no liabilities, whether absolute, contingent or otherwise, other than (x) liabilities incurred in the ordinary course of business subsequent to the date of such Financial Statements, (y) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such Financial Statements, which liabilities and obligations referred to in clauses (x) and (y), individually or in the aggregate, are not material to the financial condition or operating results of the Company, and (z) liabilities and obligations incurred in connection with the closing of the transactions contemplated hereby. Seller or the Company has provided to Ireland a copy of all Financial Statements and all internal corporate financial statements, balance sheets, operating statements and similar financial records and related work papers, whether used in the preparation of the Financial Statements or in the ordinary course of the Company’s business.

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3.8 Capitalization. The capitalization of the Company (on a fully diluted basis) is as disclosed in the SEC Documents. All outstanding shares of capital stock have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance in all material respects with applicable federal and state laws governing the issuance of securities. Except as disclosed in the SEC Documents, the Company has (a) no outstanding securities convertible into or exchangeable for any shares of capital stock of the Company, (b) no rights, options, warrants, calls or other agreements or commitments of any nature whatsoever relating to the purchase or other acquisition of any shares of its capital stock or securities convertible into or exchangeable for any shares of its capital stock, (c) no shares of its capital stock reserved for issuance, and (d) no agreements or other commitments of any nature whatsoever relating to preferential rights or voting rights of any shares of its capital stock or securities convertible into or exchangeable for any shares of its capital stock.

3.9 No Material Adverse Change. Since the date of the most recent SEC Documents, the business of the Company has been operated in the ordinary course and substantially consistent with past practice, and there has not been any material and adverse change in the business, assets, financial condition, results of operations, affairs or prospects of the Company.

3.10 No Misrepresentation. No representation or warranty by Seller in this Agreement (including any Exhibit or Schedule hereto) and no statements of the Company contained in any document, certificate, schedule or other information furnished or to be furnished by or on behalf of the Company pursuant to this Agreement or any other closing document or in connection with the transactions contemplated hereby or thereby contains or shall contain any untrue statement of material fact or omits or shall omit to state a material fact required to be stated therein or necessary in order to make such statements, in light of the circumstances under which they were made, not misleading. Except for the proposed sale of the Shares to Ireland, no event or circumstance has occurred or exists with respect to the Company or its business affairs, assets, properties, prospects, operations or financial condition which has not been publicly disclosed, but which, under applicable law, rule or regulation, would be required to be disclosed by the Company in a registration statement filed on the date hereof by the Company under the Securities Act with respect to the primary issuance of the Company’s securities. The Company has delivered true and complete copies of all documents requested by Ireland.

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3.11 Update to Representations. Prior to the Closing, Seller shall give Ireland immediate notice of the occurrence of any event or the receipt by Seller of any notice or knowledge, the effect of which would be to make a representation or warranty of Seller herein untrue or misleading if made on or immediately following the occurrence of such event or the receipt of such notice or knowledge. Seller hereby agrees to protect, indemnify and defend Ireland, and Ireland’s nominees, representatives, agents, heirs and administrators (collectively, “Representatives”), against and to hold Ireland, and Ireland’s Representatives, harmless from any and all costs, claims, losses, attorneys’ fees, liabilities and other expenses that Ireland, or Ireland’s Representatives, may incur or to which Ireland, or Ireland’s Representatives, may be exposed as a result of Seller’s breach of or the falsity of any of Seller’s representations or warranties in this Agreement or as a result of Seller’s breach of or failure to perform or observe any of Seller’s covenants in this Agreement.

3.12 Exemption from Registration. The sale and purchase of the Shares is exempt from registration under applicable federal and state securities laws.

4. REPRESENTATIONS AND WARRANTIES OF IRELAND. Ireland represents and warrants to Seller as follows:

4.1 Due Authorization. Ireland has full capacity to enter into this Agreement and to carry out his obligations hereunder. This Agreement has been duly executed and delivered by Ireland and constitutes the legal, valid and binding obligation of Ireland, enforceable against Ireland in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws and subject to the limitations imposed by law or equitable principles affecting the availability of specific performance, injunctive relief and other equitable remedies.

4.2 Investment Representations. Ireland has been provided with or permitted access to all information which he deems material to formulating his decision with respect to the purchase of the Shares, and such information has been sufficient to make an informed decision.

5. NO ASSUMPTION. By entering into this Agreement, Ireland is not assuming or agreeing to assume or discharge any liability or obligation of Seller whatsoever, whether now existing or hereinafter incurred, including, without limitation, any liability or obligation relating to the Shares or the sale thereof.

6. FORGIVENESS OF INDEBTEDNESS. By executing this Agreement, Seller cancels and forgives all indebtedness owed by the Company to Seller. The Company acknowledges the cancellation of such indebtedness.

7. CONDITIONS TO CLOSING OF IRELAND. The obligation of Ireland to close the transactions contemplated hereby is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions:

7.1 Representations and Warranties. The representations and warranties made by Seller in this Agreement or in any document delivered by Seller pursuant to this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date, including, without limitation, compliance with all applicable federal and state securities laws.

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7.2 Performance. Seller shall have performed and complied with, in all material respects, all covenants, obligations and agreements required by this Agreement to be so performed or complied with by Seller on or prior to the Closing Date.

7.3 No Indebtedness. The Company shall not owe any money to any person or entity, except for normal payables incurred in the ordinary course of business.

8. CONDITIONS TO CLOSING OF SELLER. The obligation of Seller to close the transactions contemplated hereby is subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions:

8.1 Representations and Warranties. The representations and warranties made by Ireland in this Agreement or in any document delivered by Ireland pursuant to this Agreement shall be true, correct and complete in all material respects on and as of the Closing Date, including, without limitation, compliance with all applicable federal and state securities laws.

8.2 Performance. Ireland shall have performed and complied with, in all material respects, all covenants, obligations and agreements required by this Agreement to be so performed or complied with by Ireland on or prior to the Closing Date.

9. TERMINATION. If the Closing has not occurred before the seventh (7th) day after the date of this Agreement, then this Agreement shall automatically terminate for all purposes, unless extended in a writing signed by Seller and Ireland. Upon termination, this Agreement will be void and of no further force and effect, and Ireland will not have any further obligation to purchase the Shares or otherwise perform under this Agreement.

10. MISCELLANEOUS PROVISIONS.

10.1 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and assigns.

10.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures given by facsimile or portable document format (or similar format) shall be binding and effective to the same extent as original signatures.

10.3 Entire Agreement. This Agreement and the documents referred to herein contain the entire understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes any prior agreements and understandings between the parties with respect to the subject matter of this Agreement.

10.4 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) facsimile or email transmission. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given on the date of its actual receipt by the appropriate party. Any notice or communication under this Agreement must be addressed as set forth on the signature pages to this Agreement. Any party may change its address for notice by written notice to the other parties hereto.

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10.5 Expenses. The parties shall pay their own respective expenses and the fees and expenses of their respective counsel and accountants and other experts.

10.6 Survival of Representations and Warranties. Each party hereto covenants and agrees that each of the representations, warranties, covenants, agreements and indemnities in connection therewith contained in this Agreement and in any ancillary document shall survive the closing of the transactions contemplated hereby.

10.7 Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action, or compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach. The waiver by any party hereto at or before the closing of the transactions contemplated hereby of any condition to its obligations hereunder which is not fulfilled shall preclude such party from seeking redress from the other party hereto for breach of any representation, warranty, covenant or agreement contained in this Agreement.

10.8 Governing Law. This Agreement shall be construed as to both validity and performance and enforced in accordance with and governed by the laws of the State of Texas, without giving effect to the choice of law principles thereof.

10.9 Prevailing Party. In the event of any dispute among the parties hereto with respect to any of the terms or provisions of this Agreement, the non-prevailing party shall pay or reimburse the prevailing party for all fees and expenses incurred with respect thereto, including, without limitation, reasonable legal and attorneys’ fees and expenses incurred by the prevailing party in connection therewith.

10.10 Amendments. This Agreement may not be modified or changed except by an instrument or instruments in writing signed by all of the parties.

10.11 Further Actions. Seller shall at any time after the Closing, execute and deliver all such other documents, and do all such acts and things which Ireland may reasonably request in order to more effectively transfer to Ireland the right, title, interest in and possession of the Shares.

10.12 No Strict Construction. Seller and Ireland have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[Signatures page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:

/s/ Daniel M. Ferris
Daniel M. Ferris

Address for Notice:

311 N. Robertson Blvd
Beverly Hills, CA 90211

IRELAND:

/s/ Rupert Ireland
Rupert Ireland

Address for Notice:

1515 7th Street, Suite 59
Santa Monica, CA 90401

For the purposes of Section 6:

VIRTUS OIL AND GAS CORP.

By: /s/ Rupert Ireland
Name: Rupert Ireland
Title: President, CEO, Secretary and
Treasurer

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Exhibit A

PROMISSORY NOTE

(see attached)

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Exhibit 2

PROMISSORY NOTE

U.S. $1,820,000.00	June 26, 2014
Dallas, Texas

FOR VALUE RECEIVED, the undersigned, RUPERT IRELAND (“Borrower”), unconditionally promises to pay to the order of DANIEL M. FERRIS (“Lender”), the principal sum of One Million Eight Hundred Twenty Thousand and No/100 Dollars ($1,820,000.00) in lawful money of the United States and in immediately available funds, together with accrued but unpaid interest on the outstanding principal balance under this Promissory Note (this “Note”), in like money and funds, at the rate per annum and on the dates provided below; provided, that the interest payable shall not exceed the Maximum Rate (as defined below).

1. Purchase Agreement. This Note has been executed and delivered pursuant to, and is subject to certain terms and conditions set forth in, that certain Stock Purchase Agreement dated as of the date hereof by and among Borrower and Lender (the “Purchase Agreement”). All capitalized terms used in this Note but not otherwise defined shall have the respective meanings given to such terms in the Purchase Agreement.

2. Interest. The unpaid principal balance under this Note from time to time shall bear interest at a per annum rate of five percent (5.0%).

For purposes of this Note, “Maximum Rate” shall mean the maximum non-usurious rate of interest that may be charged by Lender to Borrower under applicable law. Notwithstanding anything to the contrary contained herein, no provisions of this Note shall require the payment or permit the collection of interest in excess of the Maximum Rate. If any excess of interest in such respect is herein provided for, or shall be adjudicated to be so provided, in this Note or otherwise in connection with this loan transaction, the provisions of this paragraph shall govern and prevail, and neither Borrower nor the sureties, guarantors, successors or assigns of Borrower shall be obligated to pay the excess amount of such interest, or any other excess sum paid for the use, forbearance or detention of sums loaned pursuant hereto. If for any reason interest in excess of the Maximum Rate shall be deemed charged, required or permitted by any court of competent jurisdiction, any such excess shall be applied as a payment and reduction of the principal of indebtedness evidenced by this Note; and, if the principal amount hereof has been paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable exceeds the Maximum Rate, Borrower and Lender shall, to the extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee, or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the entire contemplated term of the indebtedness evidenced by this Note so that the interest for the entire term does not exceed the Maximum Rate.

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3. Payments of Principal and Interest. All accrued interest hereon, together with the outstanding unpaid principal balance of this Note, shall be due and payable in full on June 26, 2016 (the “Maturity Date”). The foregoing notwithstanding, all accrued interest on this Note, and the outstanding unpaid principal balance hereof, shall be immediately due and payable in full upon the maturity of the principal of this Note, whether by acceleration or otherwise. All payments made under this Note shall be applied first to costs of enforcement or collection of this Note (if any) after the occurrence of a default by Borrower under this Note, second, to accrued but unpaid interest, and third, to outstanding principal. All payments shall be made by wire or other transfer of immediately available funds to Lender to an account as provided by Lender to Borrower in writing. All payments of principal of this Note shall reduce the unpaid principal balance then due under this Note. Upon payment in full by Borrower of all principal outstanding and accrued but unpaid interest thereon, this Note shall be considered extinguished and Lender shall surrender this Note to Borrower.

4. Prepayment. This Note may be prepaid at any time, in whole or in part, without premium or penalty, at the option of Borrower.

5. Events of Default. Borrower shall be in default hereunder upon the happening of any of the following events or conditions (each such event or condition hereinafter referred to as an “Event of Default”):

(a) Borrower shall fail to pay when due any principal of or accrued and unpaid interest on this Note.

(b) Borrower shall breach any of Borrower’s representations or warranties under the Purchase Agreement or fail to perform or observe any of Borrower’s covenants in the Purchase Agreement, which breach or failure shall continue for thirty (30) days after written notice of such breach or failure is provided to by Lender to Borrower.

(c) Borrower shall commence a voluntary proceeding seeking liquidation, reorganization, or other relief with respect to itself or its debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it or shall make a general assignment for the benefit of creditors or shall generally fail to pay his debts as they become due (the term “consent” as used in this Section 5(c) shall mean the failure to file a petition or motion in opposition to such proceeding or to vacate or discharge any order, judgment or decree providing for such appointment within sixty (60) days after the appointment of a receiver or trustee).

(d) Any involuntary proceeding shall be commenced against Borrower seeking liquidation, reorganization, or other relief with respect to him or his debts under any bankruptcy, insolvency, or other similar law now or hereafter in effect, and such involuntary proceeding shall remain undismissed and unstayed for a period of ninety (90) days.

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6. Acceleration. Upon the occurrence and during the continuance of any Event of Default, the holder hereof may, at its option, declare the entire unpaid principal of and accrued interest on this Note immediately due and payable without notice, demand or presentment, all of which are hereby waived, and upon such declaration, the same shall become and shall be immediately due and payable, and the holder hereof shall have the right to offset against this Note any sum or sums owed by the holder hereof to Borrower. Failure of the holder hereof to exercise this option shall not constitute a waiver of the right to exercise the same upon the occurrence of a subsequent Event of Default.

7. Attorney’s Fees. If the holder hereof expends any effort in any attempt to enforce payment of all or any part or installment of any sum due the holder hereunder, or if this Note is placed in the hands of an attorney for collection, or if it is collected through any legal proceedings, Borrower agrees to pay all collection costs and fees incurred by the holder, including reasonable attorneys' fees.

8. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF TEXAS, WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS.

9. Jurisdiction and Venue. Any jurisdictional proceeding brought by or against any of the parties to this Note, on any dispute arising out of this Note or any matter related hereto shall be brought in the courts of Harris County, State of Texas, and, by execution and delivery of this Note, Borrower accepts for himself the exclusive jurisdiction and venue of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note after exhaustion of all appeals (or by the appropriate appellate court if such appellate court renders judgment).

10. Waiver of Notice and Presentment. Borrower and each surety, guarantor, endorser and other party ever liable for payment of any sums of money payable on this Note hereby jointly and severally waive notice, presentment, demand for payment, protest, notice of protest and non-payment or dishonor, notice of acceleration, notice of intent to accelerate, notice of intent to demand, diligence in collecting, grace, and all other formalities of any kind, and consent to all extensions without notice for any period or periods of time and partial payments, before or after maturity, and any impairment of any collateral securing this Note, all without prejudice to the holder. The holder shall similarly have the right to deal in any way, at any time, with one or more of the foregoing parties without notice to any other party, and to grant any such party any extensions of time for payment of any of said indebtedness, or to release or substitute part or all of the collateral securing this Note, or to grant any other indulgences or forbearances whatsoever, without notice to any other party and without in any way affecting the personal liability of any party hereunder.

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11. Notices. Unless otherwise provided herein, all notices, requests, consents and demands shall be in writing and shall be delivered to the following addresses:

If intended for Lender, to:

Daniel M. Ferris

311 N. Robertson Blvd

Beverly Hills, CA 90211

If intended to Borrower, to:

Rupert Ireland

1515 7th Street, Suite 59

Santa Monica, CA 90401

12. No Waiver. No waiver or consent by Lender with respect to any act or omission of Borrower on one occasion shall constitute a waiver or consent with respect to any other act or omission by Borrower on the same or any other occasion, and no failure on the part of Lender to exercise and no delay in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right hereunder preclude any other further right of exercise thereof or the exercise of any other right.

13. Severability. If any provision of this Note is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Note, such provision shall be fully severable; this Note shall be construed and enforced as if such illegal, invalid and unenforceable provision had never comprised a part hereof and this Note shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Note.

14. Entire Agreement. THIS NOTE AND THE PURCHASE AGREEMENT constitute the entire agreement among the Parties concerning the subject matter hereof AND THEREOF. THERE ARE NO UNWRITTEN ORAL AGREEMENTS among THE PARTIES, AND THIS NOTE AND THE PURCHASE AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

15. Modification. No modification or waiver of any provision of this Note shall be effective unless such modification or waiver shall be in writing and executed by both Lender and Borrower.

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IN WITNESS WHEREOF, Borrower hereby executes this Note as of the date first written above.

/s/ Rupert Ireland
Rupert Ireland

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Exhibit 3

Rupert Ireland

1515 7th Street, Suite 59

Santa Monica, CA 90401

June 26, 2014

Mr. Daniel M. Ferris

311 N. Robertson Blvd

Beverly Hills, CA 90211

Re: Lock-Up Agreement

Dear Mr. Ferris:

Rupert Ireland, as the buyer (“Ireland”), and Mr. Daniel M. Ferris, as the seller (“Ferris”), have entered into a Stock Purchase Agreement dated June 20, 2014 (the “Purchase Agreement”), providing for the purchase of 28,000,000 shares (the “Shares”) of common stock, par value $0.001 (“Common Stock”), of Virtus Oil & Gas Corp. The Shares are collectively referred to herein as the “Securities.”

Ireland hereby agrees that, without the prior written consent of Ferris, he will not, during the period commencing on the date hereof and ending on June 26, 2016 (such period, the “Lock-Up Period”), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

The restrictions on trading or sales activity during the Lock-Up Period, as set forth herein, are referred to as the “Lock-Up”. Notwithstanding anything to the contrary set forth herein, Ferris agrees that the Lock-Up shall be waived, and Ireland may engage in a potential sale of shares in order to secure further funding or partnerships to benefit Virtus Oil & Gas Corp. or to secure a loan in order to repay the Promissory Note issued by Ireland, payable to the order of Ferris. In either instance, written permission must be obtained from Ferris, prior to any transaction taking place.

Ireland confirms that this Lock-Up Agreement is irrevocable and shall be binding. This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas.

Very truly yours,

/s/ Rupert Ireland
Name: Rupert Ireland